SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 3, Bloco A, Sobreloja
70713-000 Brasilia — DF,
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # 02.558.154/0001 -29
Company Registrar (NIRE) # 5330000576-1

CALL NOTICE – GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Pursuant to the Company’s Bylaws, the Shareholders of TELE NORTE CELULAR PARTICIPAÇÕES S.A. (“Company”) are summoned to the General and Extraordinary Shareholders’ Meeting to be held on April 27, 2006 at 2pm, at the company’s headquarters, located at SCN, Quadra 4, Bloco B, n. 100 – Centro Empresarial Varig, Torre Oeste, Part A, 7º floor, room 702, in Brasília - DF, to deliberate on the following agenda:

General Shareholders’ Meeting:

1.	Receive the accounts from the administrators, examine, discuss and vote the financial statements relative to fiscal year 2005;

2.	To deliberate on the allocation of the net income for 2005;

3.
To re-ratify the resolution referring to the allocation of the net income for 2004 taken at the Company’s General Meeting held on April 26, 2005 to deliberate on the distribution of dividends for the fiscal year ended on December 31, 2004, in accordance with the Notice to Shareholders published on February 03, 2006;

4.	To elect the members of the Fiscal Council and to establish their respective remuneration, pursuant to Article 162, Paragraph 3 of Law # 6.404/76.

Extraordinary Shareholders’ Meeting:

1.	To deliberate on the global remuneration for the senior management in the fiscal year of 2006.

General Instructions:

a)	The documents related to the Agenda are available to shareholders at the Company’s headquarters;

b)	Powers of attorney and should be delivered to the address where the meeting will be held, mentioned in the introduction of this Notice, at least 48 hours prior to the General Meeting;

c)
Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the General Meetings shall present a custody statement issued by the custodial institution up to two (2) days prior to the General Meetings.

Brasília, March 16, 2006.

Arthur Joaquim de Carvalho
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	Chief Financial Officer and
Head of Investor Relations